Givaudan

SEC
Mail Processing
Section
MAY 29 2008
Washington, DC
101

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 27 May 2008
RG/rmj7495
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses its own shareholdings	27 May 2008	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

PROCESSED
JUN 1 2 2008
THOMSON REUTERS


P. de Rougemont


R. Garavagno



Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

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Search | Document | Options | Related Info | CRL May 27 2008 16:14:25

GIVAUDAN DISCLOSES OWN SHAREHOLDINGS Page 1/1

The attached is an image reproduction of a press release issued by Givaudan SA and received via e-mail. The release was confirmed by the sender.

-0- May/27/2008 09:14 GMT

Copyright 2008 Bloomberg Finance L.P.
G763-802-0 27-May-2008 18:01:38

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss rules on shareholding disclosure, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, informs that pursuant to the acquisition on 22 May 2008 of 46'146 long calls (value date 26.05.2008) and 91'976 short calls (value date 26.05.2008) on its own stock (for the purpose of its stock option plan), it held on 22 May 2008 the participations detailed below:

1. Givaudan SA shares	**Voting rights**	**ISIN**
157'576	2.17%	GIVN CH0010645932
2. Long calls	**Voting rights**	**Characteristics** (issuer; underlying;ratio; strike; maturity; type)
6'760	0.09%	UBS; GIVN; 1:1; 656.4; 18.03.2009; European
33'644	0.46%	UBS; GIVN; 1:1; 805; 22.03.2010; European
53'875	0.74%	UBS; GIVN; 1:1; 1050; 07.03.2011; European
62'870	0.87%	UBS; GIVN; 1:1; 1250; 05.03.2012; European
46'145	0.63%	UBS; GIVN; 1:1; 1160; 04.03.2013; European
2'200	0.003%	GIVAB CH0021261695 10:1
Total		
205'494	2.79%	
3. Short puts		
15'000	0.21%	Bank am Bellevue; GIVN; 1:1; 1000; 20.06.08; European
10'000	0.14%	Bank am Bellevue;; GIVN; 1:1; 950; 20.06.2008; European
10'000	0.14%	Bank am Bellevue;; GIVN; 1:1; 975; 20.06.2008; European
7'500	0.10%	Bank am Bellevue;; GIVN; 1:1; 975; 30.05.2008; European
Total		
42'500	0.58%	
TOTAL 2 + 3		
247'994	3.37%	
TOTAL 1 + 2 + 3		
405'570	5.54%	
4. Short calls		
18'080	0.25%	UBS; GIVN; 1:1; 656.4; 18.03.2009; European.
106'480	1.47%	UBS; GIVN; 1:1; 805; 22.03.2010; European.
103'100	1.43%	UBS; GIVN; 1:1; 1050; 07.03.2011; European.
121'720	1.68%	UBS; GIVN; 1:1; 1250; 05.03.2012; European.
91'976	1.27%	UBS; GIVN; 1:1; 1160; 04.03.2013; European
Total		
441'356	6.07%	

For further information please contact: Roberto Garavagno, Deputy Group Counsel, Givaudan SA, 5, ch. de la Parfumerie, 1214 Vernier Suisse. Tel : +41 22 780 9646 Fax : +41 22 780 91 96. E-mail: roberto.garavagno@givaudan.com

END